TransAlta Corporation

News Release dated March 1, 2016

The attached news release dated March 1, 2016 is being re-filed as an earlier version that incorrectly indicated "non-cumulative preferential cash dividends" instead of "cumulative preferential cash dividends" was filed in error.

News Release

TransAlta Corporation provides notice of Series A Preferred Shares conversion right and announces reset dividend rates

CALGARY, Alberta (March 1, 2016) – TransAlta Corporation ("TransAlta" or the "Company") (TSX: TA; NYSE: TAC) announced today that it does not intend to exercise its right to redeem all or any part of the currently outstanding Cumulative Redeemable Rate Reset First Preferred Shares, Series A (“Series A Shares”) (TSX: TA.PR.D) on March 31, 2016 (the "Conversion Date").

As a result and subject to certain conditions set out in the prospectus supplement dated December 3, 2010 relating to the issuance of the Series A Shares, the holders of the Series A Shares will have the right to elect to convert all or any of their Series A Shares into Cumulative Redeemable First Preferred Shares, Series B of the Company (“Series B Shares”) on the basis of one Series B Share for each Series A Share on the Conversion Date.

With respect to any Series A Shares that remain outstanding after March 31, 2016, holders thereof will be entitled to receive quarterly fixed cumulative preferential cash dividends, if, as and when declared by the Board of Directors of TransAlta. The annual dividend rate for the Series A Shares for the five year period from and including March 31, 2016 to but excluding March 31, 2021, will be 2.709%, being equal to the 5-year Government of Canada bond yield determined as of today plus 2.03%, in accordance with the terms of the Series A Shares.

With respect to any Series B Shares that may be issued on March 31, 2016, holders thereof will be entitled to receive quarterly floating rate cumulative preferential cash dividends, if, as and when declared by the Board of Directors of TransAlta. The annual dividend rate for the 3-month floating rate period from and including March 31, 2016 to but excluding June 30, 2016 will be 2.492%, being equal to the average yield expressed as an annual rate on 90 day Government of Canada Treasury Bills, plus 2.03%, in accordance with the terms of the Series B Shares (the "Floating Quarterly Dividend Rate"). The Floating Quarterly Dividend Rate will be reset every quarter.

As provided in the share conditions of the Series A Shares, (i) if TransAlta determines that there would remain outstanding on March 31, 2016, less than 1,000,000 Series A Shares, all remaining Series A Shares shall be converted automatically into Series B Shares on a one-for one basis effective March 31, 2016; or (ii) if TransAlta determines that there would remain outstanding after March 31, 2016, less than 1,000,000 Series B Shares, Series A Shares shall not be entitled to convert their shares into Series B Shares effective March 31, 2016. There are currently 12,000,000 Series A Shares outstanding.

The Series A Shares are issued in “book entry only” form and must be purchased or transferred through a participant in the CDS depository service (“CDS Participant”). All rights of holders of Series A Shares must be exercised through CDS or the CDS Participant through which the Series A Shares are held. The deadline for the registered shareholder to provide notice of exercise of the right to convert Series A Shares into Series B Shares is 3:00 p.m. (MST) / 5:00 p.m. (EST) on March 16, 2016. Any notices received after this deadline will not be valid. As such, holders of Series A Shares who wish to exercise their right to convert their shares should contact their broker or other intermediary for more information and it is recommended that this be done well in advance of the deadline in order to provide the broker or other intermediary with time to complete the necessary steps.

If TransAlta does not receive an election notice from a holder of Series A Shares during the time fixed therefor, then the Series A Shares shall be deemed not to have been converted (except in the case of an automatic conversion). Holders of the Series A Shares and the Series B Shares will have the opportunity to convert their shares again on March 31, 2021, and every five years thereafter as long as the shares remain outstanding.

The Toronto Stock Exchange (TSX) has conditionally approved the listing of the Series B Shares effective upon conversion. Listing of the Series B Shares is subject to TransAlta fulfilling all the listing requirements of the TSX.

About TransAlta Corporation

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate wind, hydro, solar, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been recognized on CDP's Canadian Climate Disclosure Leadership Index (CDLI), which includes Canada's top 20 leading companies reporting on climate change, and has been selected by Corporate Knights as one of Canada’s Top 50 Best Corporate Citizens and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good.

For more information about TransAlta, visit our web site at transalta.com, or follow us on Twitter @TransAlta.

Forward Looking Information

This news release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "may", "will", "should", "estimate", "intend" or other similar words). Specifically, this news release contains forward-looking information with respect to the Company, the Series A Shares and the Series B Shares, including but not limited to future conversions, redemptions and dividends. All forward-looking information reflect the Company's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this press release. TransAlta undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from those in the forward-looking information, refer to the Company's Annual Report and Management's Discussion and Analysis filed under the Company's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

For more information:

Investor Inquiries:	Media Inquiries:
Jaeson Jaman	Stacey Hatcher
Manager, Investor Relations	Manager, Communications
Phone: 1-800-387-3598 in Canada and U.S.	Phone: Toll-free media number: 1-855-255-9184
Email: investor_relations@transalta.com	Email: ta_media_relations@transalta.com